Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

September 26, 2025

Dear Sir/Madam,

Sub:	Postal Ballot Notice – Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Further to the outcome of meeting of the Board of Directors of the Company dated September 11, 2025, we hereby enclose a copy of the postal ballot notice dated September 25, 2025.

In compliance with the provisions of Sections 108 and 110, and other applicable provisions of the Companies Act, 2013, as amended, read together with the Companies (Management and Administration) Rules, 2014, as amended, General Circular No.09/2024 dated September 19, 2024 and General Circular No. 3/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs, Government of India, and Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by the Securities and Exchange Board of India, hereinafter collectively referred to as the, Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the approval of members of Infosys limited (the “Company”) is sought for the following special resolution through postal ballot (the “Postal Ballot”) only by way of remote e-voting (“e-voting”) process.

Description of Special Resolution
Approval for the Buyback of Equity Shares of the Company

The Postal Ballot is being sent to the members whose names appear on the register of members / list of beneficial owners as received from the NSDL and CDSL and whose email addresses are registered with the Company / depository participant(s), as on September 22, 2025 (“Cut-off Date”). A person who is not a member as on the Cut-off Date should treat this Postal Ballot Notice for informational purposes only

The Company has engaged the services of NSDL for facilitating e-voting to enable the Members to cast their votes electronically. The remote e-voting will commence from Monday, October 6, 2025 (9:00 AM IST) and shall end on Tuesday, November 4, 2025 (5:00 PM IST). The last date of e-voting, i.e. November 4, 2025, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

Enclosed: as stated above.

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved by the Company’s shareholders and, accordingly, the Buyback has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.